December 19, 2006
VIA E-MAIL AND OVERNIGHT COURIER
Mr. David Lyon
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Office 7
Washington, D.C. 20549-4561

RE:	St. Joseph Capital Corporation
Schedule 14A
Filed on November 22, 2006
File No. 0-50219
Dear Mr. Lyon:
     Enclosed please find proposed changes to the amended Preliminary Proxy Statement on Schedule 14A. The enclosed set forth the responses to the comments of the Staff contained in a letter, dated December 15, 2006, relating to the above-referenced filing (the “Filing”).
     Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the marked copies of the amended Preliminary Proxy Statement included with this letter.
     In accordance with the comments of the Staff contained in the Staff’s letter, on behalf of the Company, I acknowledge that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

▪	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

Securities and Exchange Commission
December 19, 2006

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Financial Interests of Directors and Officers in the Merger..., page 6
1.	In the second paragraph, please disclose that it is Mr. Rosenthal who will receive $978,710 for his stock options.
1.	The amended Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 6 of the Preliminary Proxy Statement.
2.	We reference prior comment 7. Please disclose the date of the employment agreements with St. Joseph referenced in the last paragraph on page 6.
2.	The amended Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 6 through 7 of the Preliminary Proxy Statement.
Background of Merger, page 18
3.	Please provide greater detail on the negotiations of the “executive employment and compensation issues” referenced in the last paragraph on page 20.
3.	The amended Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 20 through 21 of the Preliminary Proxy Statement.
Financial Interests of Directors and Officers in the Merger ..., page 42
4.	Disclose the arrangements or understanding regarding Mr. Rosenthal’s position on the Old National board of directors and any compensation he may receive.
4.	The amended Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 48 of the Preliminary Proxy Statement.
Employment Agreements, page 44
5.	Expand the first paragraph on page 45 to quantify the severance and related benefits Mr. Strati would be due under his employment agreement with St. Joseph. Provide similar disclosure for Mr. Secor and Ms. Mauro in the fourth paragraph of page 45.

Securities and Exchange Commission
December 19, 2006

5.	The amended Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 45 of the Preliminary Proxy Statement.
6.	Please quantify the value of the various elements of Mr. Rosenthal’s mutual termination agreement.
6.	The amended Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 46 of the Preliminary Proxy Statement.
7.	Please quantify the value of the various elements of the Executive Agreements between Old National and each of Mr. Strati and Ms. Mauro.
7.	The amended Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 47 of the Preliminary Proxy Statement.
     Please do not hesitate to call me at (574) 273-9700 or Robert M. Fleetwood at (312) 629-7329 if you have any further questions or if we can be of further assistance.

Sincerely,
/s/ Mark E. Secor
Mark E. Secor,
Executive Vice President and Chief Financial Officer

Enclosures

cc:	John W. Rosenthal, Sr.
John E. Freechack, Esq.
Robert M. Fleetwood, Esq.